UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3
QUARTERLY REPORT PURSUANT TO RULE 58
For the Quarterly Period Ending December 31, 2003

National Fuel Gas Company
(Name of Registered Holding Company)

6363 Main Street
Williamsville, New York 14221
(Address of Principal Executive Offices)

Inquiries concerning this Form U-9C-3 may be directed to:
James R. Peterson
Assistant Secretary
National Fuel Gas Company
6363 Main Street
Williamsville, New York 14221
(716) 857-7702

ITEM 1 — ORGANIZATION CHART

   Name of Reporting Co.     Energy or Gas Related   Date of Organization    State of Organization  Percentage of Voting Securities          Nature of Business Held

National Fuel Gas Company           Holding                  1902                 New Jersey        Holds all voting securities of    National Fuel Gas Company is an
                                                                                                    the reporting companies,          integrated natural gas operation
                                                                                                    directly or indirectly, except    engaged in owning and holding
                                                                                                    as indicated below.               securities issued by its subsidiaries.

Seneca Independence                   Gas                    1996                  Delaware         100%                              Held a 33 1/3% general partnership
Pipeline Company                                                                                                                      interest in Independence Pipeline
                                                                                                                                      Company, which was not formed under
                                                                                                                                      Rule 58.

Niagara Independence                Holding                  1997                  Delaware         100%                              Held a 33-1/3% general partnership
Marketing Company                                                                                                                     interest in DirectLink Gas Marketing
                                                                                                                                      Company.

DirectLink Gas Marketing              Gas                    1997                  Delaware         33-1/3%                           Gas marketing.
Company

Upstate Energy Inc.                   Gas                    1997                  New York         100%                              Gas marketing and related activities.

Seneca Resources                    Holding                  1913                Pennsylvania       100%                              Holds a 50% general partnership
Corporation                                                                                                                           interest in the Roystone Gas
                                                                                                                                      Processing Plant and a 33% general
                                                                                                                                      partnership interest in the Kane Gas
                                                                                                                                      Processing Plant, which were acquired
                                                                                                                                      pursuant to Rule 58; holds a
                                                                                                                                      non-voting ownership interest in
                                                                                                                                      Highland Forest Resources, Inc.

Roystone Gas Processing               Gas                    1994                Pennsylvania       50% (general partnership)         Processes natural gas and sells
Plant                                                                                                                                 natural gas liquids.

Kane Gas Processing Plant             Gas                    2001                Pennsylvania       33% (general partnership)         Processes natural gas and sells
                                                                                                                                      natural gas liquids.

Horizon Power, Inc.                 Holding                  1995                  New York         100%                              Holds a 50% limited liability company
                                                                                                                                      interest in each of Seneca Energy II,
                                                                                                                                      LLC and Model City Energy, LLC.

Seneca Energy II, LLC               Energy                   2000                  New York         50%                               Landfill gas-powered electric
                                                                                                                                      generation.

Model City Energy, LLC              Energy                   2000                  New York         50%                               Landfill gas-powered electric
                                                                                                                                      generation.

Highland Forest Resources,          Holding                  2003                  New York         100%                              Holds sole membership interest in
Inc.                                                                                                                                  Empire State Pipeline Company LLC and
                                                                                                                                      St. Clair Pipeline Company LLC.

Empire State Pipeline                 Gas                    2003                  New York         100%                              Holds a 50% joint venture interest in
Company LLC                                                                                                                           Empire State Pipeline.

St. Clair Pipeline Company            Gas                    2003                  New York         100%                              Holds a 50% joint venture interest in
LLC                                                                                                                                   Empire State Pipeline.

Empire State Pipeline                 Gas                    2003                  New York         100%                              Natural gas pipeline.

Toro Partner LLC                      Gas                    2003                  Delaware         100%                              Gas marketing and related activities.

Toro Partners, LP                     Gas                    1999                    Texas          100%                              Gas marketing and related activities.

Toro Energy of Indiana, LLC           Gas                    2000                    Texas          100%                              Gas marketing and related activities.

Toro Energy of Kentucky,              Gas                    1999                  Delaware         100%                              Gas marketing and related activities.
LLC

Toro Energy of Maryland,              Gas                    1999                    Texas          100%                              Gas marketing and related activities.
LLC

Toro Energy of Michigan,              Gas                    1999                  Delaware         100%                              Gas marketing and related activities.
LLC

Toro Energy of Missouri,              Gas                    1999                    Texas          100%                              Gas marketing and related activities.
LLC

Toro Energy of Ohio, LLC              Gas                    1999                  Delaware         100%                              Gas marketing and related activities.

Toro Energy of                        Gas                    2001                    Texas          100%                              Gas marketing and related activities.
Ohio-American, LLC

Toro Energy of                        Gas                    1999                  Delaware         100%                              Gas marketing and related activities.
Ohio-Statewide, LLC

NARRATIVE DESCRIPTION:

        National Fuel Gas Company, Niagara Independence Marketing Company (“Niagara”) Seneca Resources Corporation (“Seneca Resources”), Horizon Power, Inc. (“Power,” an exempt wholesale generator) and Highland Forest Resources, Inc. (“Highland”) are not “reporting companies” but are included in this Item 1 because they hold, directly or indirectly, voting securities issued by reporting companies as indicated above.

        During the quarter ended December 31, 2003, the reporting companies engaged in the following activities:

        Seneca Independence Pipeline Company (“SIP”) held a 33 1/3% general partnership interest in Independence Pipeline Company, pursuant to approval by the SEC under the Public Utility Holding Company Act of 1935 (see File 70-9117, HCAR No. 35-26840). SIP’s transactions this quarter are described in its financial statements at Item 6. Independence Pipeline Company was dissolved in September 2002 and its affairs wound up during the quarter ended December 31, 2003.

        Niagara held a 33 1/3% interest in DirectLink Gas Marketing Company (“DirectLink”). Niagara’s and DirectLink’s transactions this quarter are described in their financial statements at Item 6. DirectLink was dissolved and its affairs wound up during the quarter ended December 31, 2003.

        Upstate Energy Inc. (“Upstate”) retained its interest in Toro Partner LLC. Upstate and Toro Partner LLC retained their interests in Toro Partners, LP, which engaged in natural gas marketing and related activities through eight wholly owned limited liability companies.

        Roystone Gas Processing Plant (“Roystone”) and Kane Gas Processing Plant (“Kane”) engaged in processing natural gas and selling natural gas liquids during the quarter.

        Seneca Energy II, LLC (“Seneca Energy”) and Model City Energy, LLC (“Model City”), each a “qualifying facility” under the Public Utility Regulatory Policies Act of 1978, as amended, engaged in electric generation activities.

        Empire State Pipeline Company LLC (“ESPC”) and St. Clair Pipeline Company LLC (“SCPC”) each held a 50% joint venture interest in Empire State Pipeline (“Empire”), which engaged in natural gas transportation activities during the quarter.

ITEM 2 — ISSUANCE OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                                       Principal                                                                                          Consideration
                                                       Amount of                                                Person to Whom      Collateral Given    Received for Each
Company Issuing Stock    Type of Security Issued       Security       Issue or Renewal     Cost of Capital    Security Was Issued    With Security          Security

        No transactions this quarter

           Company Contributing Capital                           Company Receiving Capital                                 Amount of Capital Contribution

        No transactions this quarter

ITEM 3 -ASSOCIATE TRANSACTIONS

PART 1 - TRANSACTIONS PERFORMED BY REPORTING COMPANY ON BEHALF OF ASSOCIATE COMPANIES

Reporting Co. Rendering    Associate Co.           Types of Services        Direct Costs         Indirect Costs     Cost of
Services                   Receiving Services      Rendered                 Charged              Charged            Capital         Total Amount Billed

Roystone                   Seneca Resources        Natural gas processing   $0                   $0                 $0              $0

Kane                       Seneca Resources        Natural gas processing   $10,197              $0                 $0              $10,197

Empire provided regulated natural gas transportation services to its associate companies, National Fuel Gas Distribution Corporation (“Distribution”) and National Fuel Resources, Inc., pursuant to Empire’s NYPSC tariff, but such services are “exempted transactions” pursuant to Rule 81 under the Public Utility Holding Company Act of 1935 (17 CFR Sec. 250.81).

PART 2 — TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANY

                                                                     Direct
Associate Co.       Reporting Co.         Types of Services          Costs         Indirect
Rendering Services  Receiving Services    Rendered                   Charged       Costs Charged   Cost of Capital       Total Amount Billed

Supply              Empire                Managerial, financial,     $4,525        $0              $0                    $4,525
                                          legal and other similar
                                          services.

Supply              Empire                Operational,               $107,060      $0              $0                    $107,060
                                          maintenance,
                                          administrative and
                                          similar services.

Supply              Toro                  Accounting and             $3,733        $0              $0                    $3,733
                                          administrative services.

Supply              Upstate               Accounting and             $1,566        $0              $0                    $1,566
                                          administrative services.

Distribution        Empire                Operational,               $200,416      $0              $0                    $200,416
                                          administrative and
                                          similar services.
Distribution        Toro                  Accounting  and            $17,284       $0              $0                    $17,284
                                          administrative services.

Distribution        Upstate               Accounting  and            $934          $0              $0                    $934
                                          administrative services.

ITEM 4 — SUMMARY OF AGGREGATE INVESTMENT

Investments in Energy-Related Companies:

      Confidential Treatment requested pursuant to Rule 104(b)

Investments in Gas-Related Companies:

      Confidential Treatment requested pursuant to Rule 104(b)

ITEM 5 — OTHER INVESTMENTS

Major Line of Energy-Related       Other Investment in last U-9C-3       Other Investment in This U-9C-3     Reason For Difference in Other Investment
Business                           Report                                Report                              Investment

NONE

ITEM 6- FINANCIAL STATEMENTS AND EXHIBITS

A.     FINANCIAL STATEMENTS:

Balance Sheet for SIP
Income Statement for SIP
Balance Sheet for Niagara
Income Statement of Niagara
Balance Sheet for DirectLink
Income Statement for DirectLink
Balance Sheet for Upstate
Income Statement for Upstate
Balance Sheet for Roystone
Income Statement for Roystone
Balance Sheet for Seneca Energy
Income Statement for Seneca Energy
Balance Sheet for Model City
Income Statement for Model City
Balance Sheet for Empire
Income Statement for Empire
Balance Sheet for Kane
Income Statement for Kane	Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)
Confidential treatment requested pursuant to Rule 104(b)

B.     EXHIBITS:

        Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions:   EXHIBIT A

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Fuel Gas Company has duly caused this report to be signed and authorized on its behalf by the undersigned.

Dated: March 1, 2004

NATIONAL FUEL GAS COMPANY By: /s/ James R. Peterson James R. Peterson Assistant Secretary

EXHIBIT A

NATIONAL FUEL GAS COMPANY
CERTIFICATE

        The undersigned certifies that he is the duly designated and acting Assistant Secretary of National Fuel Gas Company, a New Jersey Corporation, and that the report on Form U-9C-3 for the previous quarter was filed with National Fuel Gas Company’s interested State Commissions whose names and addresses are listed below:

State of New York Public Service Commission
3 Empire State Plaza
Albany, New York 12223-1350

Pennsylvania Public Utility Commission P.O. Box 3265
North Office Building
Harrisburg, Pennsylvania 17120

IN WITNESS WHEREOF, I have hereunto set my hand as of the 1st day of March, 2004.

/s/ James R. Peterson James R. Peterson Assistant Secretary